UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hometown Bankshares Corporation
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

43787N108
(CUSIP Number)

September 11, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	43787N108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sy Jacobs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

248,000(1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

248,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,000(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%(1)(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Represents 248,000 shares of Common Stock par value $5.00 per share ("Common Stock") issuable upon conversion of 1,550 shares of the Issuer's 6.0% Series C Non–Cumulative Perpetual Convertible Preferred Stock ("Series C Preferred Stock") at a conversion ratio of 160:1.

(2) Based on 3,296,237 shares of Common Stock issued and outstanding as of August 13, 2015 in the Issuer's Form 10-Q for the quarterly period ended June 30, 2015, plus 248,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock.

CUSIP No	43787N108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jacobs Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

248,000(1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

248,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,000(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%(1)(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1) Represents 248,000 shares of Common Stock issuable upon conversion of 1,550 shares of Series C Preferred Stock at a conversion ratio of 160:1.

(2) Based on 3,296,237 shares of Common Stock issued and outstanding as of August 13, 2015 in the Issuer's Form 10-Q for the quarterly period ended June 30, 2015, plus 248,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock.

CUSIP No	43787N108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JAM Consolidation Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

248,000(1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

248,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,000(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%(1)(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 248,000 shares of Common Stock issuable upon conversion of 1,550 shares of Series C Preferred Stock at a conversion ratio of 160:1.

(2) Based on 3,296,237 shares of Common Stock issued and outstanding as of August 13, 2015 in the Issuer's Form 10-Q for the quarterly period ended June 30, 2015, plus 248,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock.

CUSIP No	43787N108

Item 1.	(a).	Name of Issuer:

Hometown Bankshares Corporation

(b).	Address of issuer's principal executive offices:

202 South Jefferson Street Roanoke, Virginia 24011

Item 2.	(a).	Name of persons filing:
Sy Jacobs
Jacobs Asset Management, LLC JAM Consolidation Fund, L.P.

(b).	Address or principal business office or, if none, residence:
11 East 26th Street, Suite 1900
New York, NY 10010

(c).	Citizenship:
Sy Jacobs – United States
Jacobs Asset Management, LLC – Delaware limited liability company JAM Consolidation Fund, L.P. – Delaware limited partnership

(d).	Title of class of securities:

Common Stock, par value $5.00 per share

(e).	CUSIP No.:

43787N108

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Sy Jacobs:

(a)	Amount beneficially owned:

248,000

(b)	Percent of class:

7.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	248,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	248,000	.

Jacobs Asset Management, LLC:

(a)	Amount beneficially owned:

248,000

(b)	Percent of class:

7.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	248,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	248,000	.

JAM Consolidation Fund, L.P.

(a)	Amount beneficially owned:

248,000

(b)	Percent of class:

7.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	248,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	248,000	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Some of the securities reported in this Schedule are owned by advisory clients of Jacobs Asset Management, LLC, none of which owns more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Please see Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2015
(Date)

/s/ Sy Jacobs
Sy Jacobs
JACOBS ASSET MANAGEMENT, LLC

By:	/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM CONSOLIDATION FUND, L.P.

By: JAM Managers, LLC its General Partner

By:	/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated October 28, 2015 relating to the Common Stock, par value $5.00 per share of Hometown Bankshares Corporation shall be filed on behalf of the undersigned.

/s/ Sy Jacobs
Sy Jacobs
JACOBS ASSET MANAGEMENT, LLC

By:	/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM CONSOLIDATION FUND, L.P.

By: JAM Managers, LLC its General Partner

By:	/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

October 28, 2015
Date

Exhibit B

Jacobs Asset Management, LLC is the relevant entity for which Mr. Jacobs may be considered a control person.